                                                                     Exhibit C.2

                                APPRAISAL REPORT

                                       OF
                                 190 VFW PARKWAY
                              REVERE, MASSACHUSETTS
                           A/K/A WONDERLAND DOG TRACK

                                    OWNED BY
                        WONDERLAND GREYHOUND PARK, INC.

                                DATE OF VALUATION
                                JANUARY 24, 2001

                                  PREPARED FOR
                              MR. RICHARD P. DALTON
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                             THE WESTWOOD GROUP INC.
                               190 V.F.W. PARKWAY
                                REVERE, MA 02151

                                   PREPARED BY
                         ALEXANDER R. HOLLIDAY, III, MAI
                         DIRECTOR VALUATION & CONSULTING
                        MA CERT. GEN. R.E. APPRAISER #716
                            R. M. BRADLEY & CO., INC.
                                73 TREMONT STREET
                           BOSTON, MASSACHUSETTS 02108


                                   RM BRADLEY

        R.M. Bradley & Cu., Inc,
        73 Tremont Street
        Boston, Massachusetts 02108-3901
        617-421-0750  Fax 421-0751

                     RM Bradley

February 10, 2001

Mr. Richard P. Dalton
President & Chief Executive Officer
The Westwood Group Inc.
190 V.F.W. Parkway

Revere, MA 02151

RE:     190 VFW PARKWAY
        REVERE, MASSACHUSETTS

Dear Mr. Dalton:

In accordance with your request, and for the purpose of estimating the market value "as is" of the fee simple estate of the land in the property located at 190 Veterans of Foreign War Parkway, Revere, Suffolk County, Massachusetts, I have personally inspected the property and have made careful investigations and analyses as reported in this documented, narrative report. The date of inspection was January 24, 2001.

The property, which is the subject of this report, is utilized as a greyhound racing park with grandstand and other facilities. The improvements are situated on a total site area of 33.8 +/- acres, with a large portion used for parking for the racetrack, and another portion used as a parking lot for the nearby Wonderland MBTA subway stop, as well as an unimproved portion. At the request of the client, the subject has been valued as land only. The track, grandstand facilities, and small buildings have not been taken into consideration in valuing the subject, nor has any licenses or business values associated with the improvement. The intended use of this report is for asset valuation in connection with potential shareholder buyouts.

It has been my intention to prepare this appraisal report in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), as adopted by the Appraisal Foundation, as well as the professional standards and ethical rules of the Appraisal Institute.

An EXECUTIVE SUMMARY can be found on a following page and this report is predicated on the ASSUMPTIONS AND LIMITING CONDITIONS found within. Special attention should be paid to the ADDITIONAL ASSUMPTIONS AND LIMITING CONDITIONS, as they are germane to the subject property.

      As a result of my investigation and analysis, it is my opinion that the market value of the fee simple estate in the property being appraised as land value only, as of the date of inspection, January 24, 2001, was:

                  ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS

                                  ($11,500,000)

     This letter is not intended to be a stand-alone document, and its use as such could be misleading to a third party reader. It is accompanied by a complete, summary appraisal discussing the methodology and conclusions employed to arrive at this value estimate.

     It has been a pleasure to provide you with this report. If you have any questions after you review this document, please feel free to contact me.

     Respectfully submitted,


     Alexander R. Holliday, III, MAI
     MA Cert. Gen. R.E. Appraiser #716

                                TABLE OF CONTENTS


SECTION I: INTRODUCTION........................................................6

   CERTIFICATION ..............................................................7
   ASSUMPTIONS AND LIMITING CONDITIONS.........................................8
   ADDITIONAL ASSUMPTIONS AND LIMITING CONDITIONS.............................10

SECTION II: EXECUTIVE SUMMARY.................................................11

   EXECUTIVE SUMMARY..........................................................12
   IDENTIFICATION OF REAL ESTATE .............................................14
   PURPOSE OF THE APPRAISAL...................................................15
   EXPOSURE TIME..............................................................18
   PROPERTY HISTORY...........................................................14

SECTION III: THE MARKET.......................................................20

   REGIONAL ISSUES ...........................................................22
   REAL ESTATE................................................................24
   CITY OF REVERE.............................................................27
   RETAIL MARKET OVERVIEW.....................................................31
   OFFICE MARKET OVERVIEW.....................................................38
   NEIGHBORHOOD/IMMEDIATE MARKET DESCRIPTION..................................40

SECTION IV - THE PROPERTY.....................................................42

   PROPERTY DESCRIPTION.......................................................51
   BUILDING DESCRIPTION.......................................................56
   TITLE AND LEGAL DATA ......................................................57
   SALE HISTORY ..............................................................57
   ASSESSMENT DATA............................................................58
   ZONING ....................................................................60

SECTION V: HIGHEST AND BEST USE...............................................64

   HIGHEST AND BEST USE.......................................................65

SECTION VI: VALUATION.........................................................68

   VALUATION..................................................................69
   SALES COMPARISON APPROACH .................................................71
   RECONCILIATION AND FINAL VALUE ESTIMATE ...................................77
   ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS...............................77

   EXHIBITS AND ADDENDA.......................................................77
   Detailed Sales Sheets and Plans
   Copy of Legal Description
   Copy of portion of Town Monograph
   Copy of RE Tax Summary
   Qualifications of Appraiser

                             SECTION 1: INTRODUCTION

                                  CERTIFICATION

I certify that to the best of my knowledge and belief,

(1)   The statements of facts contained in this report are true and correct.

(2) The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusions.

(3) I have no present or prospective interest in the property that is the subject of this report, and we have no interest or bias with respect to the parties involved.

(4) My compensation is not contingent on an action or event resulting from the analysis, opinions or conclusions in, or the use of, this report.

(5) My analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

(6) The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

(7) The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

(8) Alexander R. Holliday, 111, MAI inspected the property that is the subject of this report.

(9) No one provided significant professional assistance to the persons signing this report.

(10) As of the date of this report, Alexander R. Holliday, 111, MAI has completed the requirements of the continuing education program of the Appraisal Institute.

(11) As a result of my investigation and analysis, it is my opinion that the market value of the fee simple estate in the subject property, as of January 24, 2001, was as so stated in the Letter of Transmittal


                         Alexander R. Holliday, III, MAI
                        MA Cert. Gen. R.E. Appraiser #716

                       ASSUMPTIONS AND LIMITING CONDITIONS

(1) The legal description contained in this report is assumed to be correct. The appraiser has made no survey of the property and no responsibility is assumed in connection with such matters. The sketches contained in this report were not completed by an engineer and are included to assist the reader in visualizing the property.

(2) No title search was completed in connection with this appraisal report. Therefore, no responsibility is assumed for matters of a legal nature affecting title to the property, nor is an opinion of title rendered in this report. The title is assumed to be good and merchantable.

(3) Information furnished by others is assumed to be true, factually correct and reliable. A reasonable effort has been made to verify such information, but the appraiser assumes no responsibility for its accuracy.

(4) All mortgages, liens, encumbrances, and leases have been disregarded unless so specified within this report. The property is appraised as though under responsible ownership and competent management. It is assumed in this report that there were no hidden or inapparent conditions of the property, subsoil, or structures which would render it more or less valuable. No responsibility is assumed for such conditions or for engineering, which may be required to discover them.

(5) It is assumed that there is full compliance with all applicable federal, state and local environmental regulations and laws unless non-compliance is noted. It is further assumed that the property is not contaminated by hazardous waste or other materials, which would reduce its utility or value.

(6) It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a non-conformity has been stated, defined and considered in the appraisal report.

(7) It is assumed that all required licenses, consents or other legislative or administrative authority from any local, state or national governmental or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

(8) It is assumed that the utilization of the land and the improvements is within the boundaries or property lines of the property being described and there is no encroachment or trespassing unless noted within this report.

(9) The appraiser will not be required to give testimony or appear in court because of having made this appraisal, with reference to the property in question, unless arrangements have been previously made prior to the completion of this assignment.

(10) Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraiser and in any event only with the proper written qualifications and only in its entirety.

(11) The distribution of the total valuation in this report between land and improvements applies only under the reported highest and best use of the property. The allocation of land and improvement in value must not be used in conjunction with any other appraisal and is invalid if so used.

(12) Neither all nor any part of the contents of this report or copy thereof shall be conveyed to the public through advertising, public relations, news, sales, or any other media without written consent and approval of the appraiser. Nor shall the appraiser, firm or professional organization of which the appraiser is a member be identified without written consent of the appraiser.

(13) The Americans with Disabilities Act (ADA) became effective January 26, 1992. I have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since I have no direct evidence relating to this issue, I did not consider possible noncompliance with the requirements of ADA in estimating the value of the property.

                 ADDITIONAL ASSUMPTIONS AND LIMITING CONDITIONS

(1) The land area provided in a survey by BSC Surveyors is assumed to be correct.

(2) It is assumed that the portion of the subject across the County Ditch is restricted to overflow flood drainage per the requirements of the Revere Conservation Commission.

(3) At the instructions of the client, the subject has been appraised as if it were vacant land.

(4) No deduction has been made for demolition of the improvements, nor any addition for their contribution to value. The value of licenses or business value has not been taken into account.

(5) The appraiser has estimated the usable area of the site. For a more accurate measurement, a surveyor should be engaged.

                          SECTION II: EXECUTIVE SUMMARY

                                EXECUTIVE SUMMARY

LOCATION:                           190 VFW Parkway

                                    Revere, Massachusetts

OWNER OF RECORD:                    Wonderland Greyhound Park, Inc.

PURPOSE OF APPRAISAL:               Estimate the market value of the fee simple
                                    estate of the land only

LAND AREA:                          33.8+/- acres, or 1,472,600+/- sq. ft.-27.30+/-
                                    acres (estimated) usable

FLOOD PLAIN:                        Zones A-7 and B

HAZARDOUS WASTE:                    Assumed clean

BUILDING IMPROVEMENTS:              For descriptive purposes only, not
                                    considered in valuation:
                                    Greyhound racetrack, clubhouse, grandstand,
                                    office and outbuildings, parking lot for
                                    racetrack, parking lot for Wonderland MBTA
                                    subway stop

ZONING:                             Planned Development District 2

NEIGHBORHOOD:                       Commercial, with nearby high-rise
                                    residential/condominium buildings, and
                                    shopping center

CURRENT USE/OCCUPANCY:              Greyhound racetrack and ancillary
                                    facilities, commuter parking lot

HIGHEST AND BEST USE AS IF VACANT:  Mixed Use, mainly retail w/office or hotel
ESTIMATES OF VALUE:

COST APPROACH:                      Not Used

INCOME APPROACH:                    Not Used

SALES COMPARISON APPROACH:          $11,500,000

FINAL ESTIMATE OF VALUE:            $11,500,000

ESTIMATED EXPOSURE TIME:            1 year

DATE OF INSPECTION:                 January 24, 2001

EFFECTIVE DATE OF APPRAISAL:        January 24, 2001

          APPRAISER:                   Alexander R. Holliday, III, MAI
                                       MA Cert. Gen. R.E. Appraiser #716
                                       R. M. Bradley & Co., Inc.
                                       73 Tremont Street
                                       Boston, MA 02108

                          IDENTIFICATION OF REAL ESTATE

         The subject property is located at 190 Veterans of Foreign Wars Parkway, Revere, Suffolk County, Massachusetts. The subject is also known as the Wonderland Dog Track. The property is further identified at the Revere Assessor's Maps as:

Map               Block                         Parcel
---               -----                         ------
9                 179B                          12
9                 179B                          14
9                 179A                          1A
9                 179D                          1A
9                 175                           21A
9                 179A                          2
9                 179A                          5
9                 174C                          6
9                 179B                          12
9                 179B                          14
9                 174A                          1A
9                 174B                          1A
9                 175                           21A
9                 179B                          9
9                 154B                          1
9                 174C                          1A
9                 175                           1 A

A legal description can be found in the Suffolk County Registry of Deeds, Book 19508,

Pages 154-165, a copy of which is in the ADDENDA of this report.

                            PURPOSE OF THE APPRAISAL

         The purpose of this appraisal is to estimate the market value of the fee simple estate "as is" in the land only of the property located at 190 VFW Parkway, Revere, Suffolk County, Massachusetts. The effective date of this appraisal is January 24, 2001.

DEFINITION OF MARKET VALUE

         Market value is the major focus of most real property appraisal assignments. Both economic and legal definitions of market value have been developed and refined. The current economic definition agreed upon by federal and financial institutions in the United States of America is:

          Market value means the most probable price, which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         (1)      Buyer and seller are typically motivated;

         (2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

         (3)      A reasonable time is allowed for exposure in the open market;

         (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.(1)

---------------------------------------
(1) Office of the Comptroller, Rule 12, CFR 34.42

PROPERTY RIGHTS APPRAISED

         The property rights appraised herein are considered to be fee simple rights in real estate as the property is owner occupied.

          FEE SIMPLE ESTATE is defined as:

          "Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.*

INTENDED USER/INTENDED USE OF THE APPRAISAL

         The intended users of this report are the Directors of the Westwood Group, Inc. (Charles F. Sarkis, Richard P. Dalton, and Paul J. DiMare), the company's attorneys (Hutchins, Wheeler & Dittmar), and its Investment Banker (Alouette Capital). In addition, the report may be attached with a filing to the Securities and Exchange Commission as the Westward Group is a publicly held company. The intended use is for asset valuation in connection with potential shareholder buyouts.

EXTENT OF THE PROCESS OF DATA COLLECTION

         The appraiser has inspected both the buildings and the site with an owner's representative. In addition, a study has been made of general market conditions; local supply and demand characteristics; a review of economic trends in the region in Boston; evaluation of zoning, property tax, and highest and best use issues as vacant. Market data has been collected through discussions with municipal employees, such as planners, interviews with commercial brokers, property managers and owners, discussions with other appraisers and a review of real estate journals. An attempt was made to confirm all comparable transactions with a principal or broker involved.

         As previously discussed, the main assumption of this report is valuation of the subject as if vacant and of the land only. Thus, the Sales Comparison Approach utilizing comparable land sales was determined to be the most appropriate method of valuation and was utilized, while the Cost and Income Approaches were not considered.

         The research, analyses and resulting opinions have been reported in this documented narrative appraisal, which is presented in a complete, summary, narrative appraisal.

----------------------------------
* Appraisal Institute, The Dictionary of Real Estate Appraisal, Third Edition, (Chicago: Appraisal Institute, 1993), p. 140.

OWNERSHIP

The subject property is owned by Wonderland Greyhound Park, Inc.

APPRAISAL DATE

         The effective date of the valuation estimate is January 24, 2001, which is also the date on which the property was inspected by Alexander R. Holliday, III, MAI. The preparation date of this report is February 12, 2001.

MARKETING PERIOD

         The marketing period for the subject property is estimated at six months to one year. The marketing period strongly corresponds with the asking price and the type of financing available, and the general nature of market conditions. Properly priced properties have sold within a relatively short marketing period while overpriced properties remain on the market.

EXPOSURE TIME

         The exposure time differs from the marketing time because it is indicative of how long the property would have been on the market, prior to an assumed fair cash value transfer on the effective date of value. It is concluded that the likely time to properly market the property prior to January 24, 2001 would have been consistent with the six month to one-year period previously noted in our estimate of marketing time.

                                PROPERTY HISTORY

         The Wonderland Dog Track has been operating since 1935 for greyhound racing. The main grandstand building was built in 1935, while the clubhouse building was constructed in 1965, with subsequent renovations to the buildings. In 1994 an adjacent lot, previously part of the subject property, was sold and developed as a shopping center. As part of the development of the shopping center, a northwestern portion of the subject was designated an overflow parking area and flood control area in an agreement with the Revere Conservation Commission. Reportedly, the subject is not on the market for sale. The property has been under the same ownership for over 12 plus years. The northern half of the parking lot is utilized as a commuter parking lot, operated by wonderland, for the nearby Blue Line Wonderland stop. The gross revenues from this operation has been $776,105 in 2000 which does not reflect operating costs or real estate taxes. The parking fee is $4.00 per day. The subject site has been identified by the Mayor of Revere as a future commercial development opportunity. However, according to the Westwood Group, (manager and ownership group) they are intent on keeping dog racing at the site for the near future.

REPORT SUMMARY

          The remainder of this report will consist of four sections and an important ADDENDA. SECTION III is entitled "THE MARKET" and will provide an outline of competition, supply, and demand elements in the marketplace. This portion of the appraisal will define the market niche for the property and help the reader focus upon the context in which it must be evaluated. SECTION IV is entitled "THE PROPERTY" and will assist the reader in understanding locational and physical attributes, and we will address property tax and zoning issues. In
SECTION V we will explain our conclusions as to highest and best use. SECTION VI is entitled "VALUATION." This will involve the development and explanation of the various approaches to value, along with a reconciliation of the approaches. The "RECONCILIATION" section is where we will address the strengths and weaknesses of the various techniques, and will provide reasonable support for a final estimate of value.

          Finally, within the ADDENDA of this report are items, which are included as background and support materials, qualifications of the appraiser, pertinent documents, zoning summaries, etc.

                             SECTION III: THE MARKET

                                 [REGIONAL MAP]

                                 REGIONAL ISSUES

          Although the focus of this appraisal constitutes the estimate of market value for a large land site, the context of the property as it relates to the neighborhood can also be understood within the broader scope of regional demographics and economic factors. The greater Boston marketplace has undergone substantial changes over the last three decades and this can be exemplified by analyzing changes in population and employment over that time.

REGIONAL TRENDS

          The Massachusetts and New England economies continue on a strong rebound from the poor economic performance of the area in the early 1990's.

DEMOGRAPHICS

          Population statistics listed below for the state as a whole indicate that the population may be stabilizing.

                                                                   Density Per
        Year          Population            Percent Change         Square Mile
        1960          4,690,514                    -                   598
        1970          5,149,834                  +10%                  617
        1980          5,689,170                  +10%                  726
        1985          5,737,037                   +1%                  732
        1988          5,750,101              less than 1%              734
        1990          5,890,000                  +2.4%                 751
        1992          5,880,000             less than -1%              750
        1995          6,073,550                 +3.29%                 774

         The Massachusetts Department of Employment and Training projects population growth in the state to be 0.3% to 0.4% per year until 2005, while U.S. population growth is expected to be at least twice that.

ECONOMIC

          In the period 1980-88, the Greater Boston area experienced a tremendous amount of growth in various sectors of the economy, most notably, in computer technology, financial services, higher education, insurance, and real estate construction. From the period of 1989 to 1992 the economy markedly declined and especially in sectors such as real estate construction and financial services, and other service sectors. Between 1988 and 1991, according to the Massachusetts Department of

Employment and Training, the state lost over 300,000 or about 10 percent of its total employment. The state had to drastically cut back spending in order to maintain a balanced budget.

         The Massachusetts and regional economy starting from the early 1990's onward has had sustained growth with record unemployment in the late 1990's. Economists are now predicting a slowdown in growth although predictions vary as to whether a recession is on the horizon or merely a slightly less robust economy, The state's December 2001 seasonally adjusted unemployment rate was 2.0% versus 2.9% for the prior year and 1998 annual average unemployment rate of 3.3% Unemployment for the Boston MA-NH PMSA is 1.6%, approximately 1.0% lower than the prior year.

         Key economic trends for the long-term future, 1994-2005, projected by the Department of Employment and Training are as follows:

(1)      The service industry will generate most of the state's growth

(2) Construction should increase faster than average, as more structures are repaired and adapted

(3)      Government's role in the economy should continue to diminish

REAL ESTATE

         The last decade has been a tumultuous one in the marketplace. The rapid appreciation, construction and economic growth period ended during the late 1980's and during the early 1990's the market had declined in most sectors. The collapse in commercial real estate values has been described by experts as the most precipitous since the Great Depression. The commercial market has fully recovered, and by 1997 and mid-1998 new prices were being set such as the sale of the Prudential Center complex and 75 State Street, all in Boston. The REIT market significantly slowed due to Wall Street activity. Nevertheless, office rents in Boston have continued to strongly increase with vacancy hovering at less than 5%. The slowdown in REIT's and CMBS financing is considered a healthy restraint from Wall Street that was not in place in the 1980's.

         Current trends in the market are as follows:

         * New development plans for downtown office towers are being planned and started in some locations

         * Redevelopment and new development of apartment and condominium buildings has commenced in Boston due to strong demand, increasing rents, and very low vacancy

         * The large retail sector has softened due to uncertainty about some anchor tenants

         * New speculative office development is being planned and built for areas of the suburban market

         * The decline in mortgage interest rates and strong economy has spurred residential home sales, and residential subdivision development

As evidence of the continued strength of the Boston real estate market, the recent EMERGING TRENDS OUTLOOK, an annual commercial real estate report by Lend Lease Corporation, placed Boston as the third-highest city ranked for positive investment climate for the past three years. At the bottom of the real estate market in early 1990's Boston was at the lower end of this survey of cities.

                          [CITY LOCATION MAP (REVERE)]

                                 CITY OF REVERE

        The subject property is located in the City of Revere, Suffolk County, in eastern Massachusetts. Revere borders Winthrop, East Boston, and Chelsea to the south; Everett and Malden to the west; Saugus and Lynn to the north; and the Atlantic Ocean to the east. Revere is located approximately 5 miles from downtown Boston.

        Revere is a densely developed, residential suburb, with 70% of the developed land used for housing. Revere is described in a monograph put out by the City in January 1998 as being "a more complex community than most, owing to its proximity to Boston and Logan Airport, its multi-cultural and diverse socio-economic population, its older residential neighborhoods and housing stock, and the numerous specialized regional facilities within its border. Revere is home to Revere Beach, the first public beach in the United States, and is host to Suffolk Downs Race Track (horses), Wonderland Racetrack (greyhounds), and a 14-cinema theater complex." Revere has three MBTA public transportation stations, and is the northern end of the Blue Line subway. The major highway in Revere is Route 1, which connects with 1-93 and Route 128, and goes directly into Boston via the Tobin Bridge. Route 1A is the second main thoroughfare and connects directly to East Boston and Logan Airport via the Sumner Tunnel and to downtown Boston.

        According to the 1990 census, the population in Revere was 42,786, which has remained steady since 1970.

        Revere, as described in the city monograph, is divided into three broad land use areas, with the city west of Broadway (Route 107) primarily being residential, with the exception of the Squire Road (Route 60) commercial corridor and Broadway itself. The second general area is defined by Broadway east to the Boston & Maine Railroad. This middle area is characterized as Revere's most mixed use area with older residential neighborhoods and scattered areas of commercial uses. It is the corps area of the city with the location of many government and institutional uses such as City Hall, the Revere High School, and the Public Library.

        The third general area is the Revere Beach portion, which is located east of the B&M Railroad and runs from the Saugus River on the north to the Belle Isle Inlet on the south. The area is dominated by three miles of the crescent shaped beach, which has been the predominant image of the city. The beach had deteriorated in the 1970's; however, by the 1980's it was the focus of a revitalization effort by the MDC and the City, and was officially reopened in May 1992. It now has along the waterfront several high rise, concrete, apartment/condominium buildings, a re-sanded beach, and restored pavilions and a renovated boulevard. The Revere Beach area is also dominated by Route 1A, which starts from the East Boston border, called the Lee Burbank Highway, where several major oil companies have headquarters and large storage facilities. Also along this section of Route 1A is a large section of the Suffolk Downs Racetrack. Going north on Route 1A is the intersection with Route 16 and then more commercial uses, including Wonderland Dog Track (the subject), and an adjacent new shopping center called the Wonderland Marketplace. When Route 1A enters the adjoining town of Lynn, it becomes the Lynnway, where there are several automobile dealerships and retail uses.

        Revere has a labor force of 22,165 persons, with a low unemployment rate of 2.3%, which is slightly higher than the state's rate of 2.0% as of December 2000. The median household income is $30,695, which is somewhat below the state's rate of $36,952. Additional economic and demographic information from the 1990 census compiled in the city monograph can be found in the ADDENDA of this report.

        New developments in Revere include a new mall, the Wonderland Marketplace, which opened in 1996 across from the Wonderland Dog Track. The major shopping mall in the city is the Northgate Mall located at the northwestern portion of town on Route 60, which has recently undergone renovation and is at full occupancy. On American Legion Highway, north of Bell Circle, a 207 Room Comfort Inn opened in August. Across from the entrance to Suffolk Downs, a new 227 Hampton Inn will open in March 2001. On Ocean Avenue near Revere Beach adjacent to Route 145, a Redroof Inn hotel project after two years was unable to get financing and will not be developed. A long narrow site between Ocean Avenue and Revere Beach Parkway at the corner of West and Ocean, 129-unit Residence Inn is to be constructed commencing in Spring 2001. The air rights over the "north" parking lot near the MBTA Wonderland Station was under agreement to Spaulding & Slye to develop with about 200,000 square of office plus a hotel. The company was unable to generate tenant interest and the City would not extend their option and will shortly put out a new RFP on this project.

        The Suffolks Down property of which 28 acre is in Revere was also under agreement with Spaulding & Slye but for development of an airfreight industrial park of about 600,000 square feet. Due to lack of firm tenant interest, the agreement has been voided. The Necco Company also withdrew plans to develop an 800,000 square foot manufacturing facility on the large site. The Rose Quarry - a 120-acre site in Revere and Malden with access to Route 1 is being planned as a mixed-use project with motel and high end residential. Approximately 1,500 units are planned for the Revere portion of this site. The Mass Highway Department has approved plans to straighten this section of Route 1, which borders the Rose Property.

        Overall, Revere is an older community with a mixture of residential and commercial uses that benefits from its proximity to Logan Airport.

                             RETAIL MARKET OVERVIEW

        The retail market development has not necessary paralleled the experience of other sectors of the real estate market over the last ten years. In the late 1980's, New England was targeted as an area for expansion by large regional and national retail firms. New England was considered "understored" and many large retailers began to enter the regional marketplace. The retail landscape in New England in 2001 is substantially different from that of the 1980's. The new entrants into the market have become household names and have attracted significant market shares by virtue of the "big box" marketing concept that was heretofore unknown in New England.

        The early 1990's were a time when several "category killer" retail tenants penetrated the Boston area market due in part to reduced land prices and the willingness of various communities to accept such retail in order to enlarge the tax base. The entrants into the marketplace include Wal-Mart, Home Quarters, Home Depot, BJ's Wholesale Club, Sam's Club, Lowe's and numerous other specialty "category killers," including Comp USA, Circuit City, Best Buy, and many others. When these new players attempted to take advantage of the consumer buying power in New England, they also had an impact on existing retail entities. Retreating into either bankruptcy or closing its doors at some sites, have been Stuart's, Bradlee's, Caldors, KMart, and many other general merchandise stores that formerly constituted the anchors of many neighborhood and community-sized shopping centers. Reportedly, during 1991 to 1995 retail space in the Greater Boston market increased a total of 25,000,000 square feet, which represented a 25% increase over existing supply.

        Although it has become also cliche, one of the things that can be stated affirmatively about the retail marketplace is that change is truly the only constant. Obsolescence, in terms of functional and economic aspects, has accelerated rapidly in the retail industry over the last several decades. Many older enclosed malls often have lost their anchor tenants and have lost their appeal in the marketplace.

        The overall environment for the retail sector can be described as somewhat more competitive, especially for the "category killers." Some "category killer" stores, such as Nobody Beats the Whiz, and HQ Centers, vacated spaces due to the strong competition. New development has been primarily in the form of grocery anchored strip community centers, although Home Depot and now Lowe's has continued to purchase new sites. The new groceries are much larger than previous ones, and have in-house pharmacies, and small restaurants as well as other goods not normally associated with a grocery store.

COMPETITIVE MARKET ANALYSIS

        In order to understand and view the retail potential for the subject property site, it is necessary to examine the nature of current potential competition. Competition derives from a variety of sources, including existing shopping centers, freestanding department stores, and "category killers."

        Within Revere, directly across the street from the subject, is a small community center called the Wonderland Marketplace, which is anchored by Super Stop & Shop and has a Marshall's, Staples, and a pad site which has recently been leased to a chain restaurant. The center contains approximately 158,000 square feet. Located northwest of the subject on Route 60 is the Northgate Regional Shopping Mall containing over 340,000 square feet. This building is reportedly fully occupied. To the south of the subject in East Boston is the Shaw's Shopping Plaza, which is a small community center. This center is located more towards the in-town East Boston market, and not regionally focused. To the west of the subject are two community shopping centers that have very high vacancies-the Parkway Shopping Plaza on Route 16 and the Mystic Mall, another 300,000+/- square foot community center that is lacking an anchor tenant. The Parkway Shopping Plaza is reportedly to be redeveloped with a mixture of continuing retail, but some new office use and other commercial uses. The Mystic Mall in Chelsea suffers from a poor in-town location in Chelsea. A large retail mall within a 3-mile radius of the subject is the Square One regional mall in Saugus. There are also substantial retail developments on Route 1 in Saugus. Another regional mall is the Assembly Square mall off Route 93 in Somerville. However, this mall is in a 5-mile radius of the subject and is not considered to be in the directly competitive marketplace. The Assembly Mall is also poised for a redevelopment as it has had some high vacancy problems. However, this project which was to be anchored by the furniture store Ikea is mired in political difficulties. New retail developments include the Gateway Plaza power center project. This undertaking is of the former Monsanto site located off Santilli Circle, approximately 3 1/2 to 4 miles west of the subject. Reported to be a $60 million venture, the center is on a 30-acre site with a proposed 651,299 square feet of gross building area and 3,357 parking spaces. Current tenants include Home Depot, Target, and Office Depot with additional space available.

        Overall, within a 1 to 1 1/2 mile radius of the subject is approximately 740,000+/- square feet of shopping center retail space. There is also some competition on the horizon in a market that is getting oversupplied in the "category killer" sector. Nevertheless, new shopping centers are being developed, renovated, and redesigned to adapt to the evolving retail market.

                         [COMMUNITY & REGIONAL MALL MAP]

DEMOGRAPHICS

        The population in the immediate trade area of Revere is 42,786, while the adjoining city of Chelsea has 28,710, and the city of Malden has 53,884. The combined population within this 1 1/2 mile area is 125,380. The population is generally predicted to moderately increase. The cities of Chelsea, Malden, Revere, and East Boston are generally considered, as borne out by demographic and economic information, as having average household incomes below the State rate. As discussed in the NEIGHBORHOOD section, Revere is below the State rate. However, it is important to note that these older urban areas are often considered as under-retailed, as typically retail has focused on the higher income communities and areas. A recent trend has been for shopping centers to move into these more urban areas.

LOCATIONAL FACTORS

        The subject is located off of Route 1A next to the Butler Circle rotary, and just north of the Bell Circle rotary, which has the intersection with Routes 16, 60, and 1A. According to the Mass Highway Department, the traffic north of Bell Circle is 44,480 cars per day on average, while north of Butler Circle the count is 35,500 cars on Route 1 A. The subject is also located near the end of the Wonderland MBTA subway stop, which increases the potential customer base for a retail use.

        In conclusion, the subject benefits by being in an accessible location in the Boston Metropolitan Area. The retail market remains competitive and has cooled somewhat from the early to mid 1990's for large box, retailer-type uses. Destination shopping centers are within a 5-mile radius of the subject; however, within a one-mile radius the retail is less conglomerated than similar cities such as Chelsea, Medford and Somerville. The success of the nearby Wonderland Marketplace indicates the strength of the subject's retail location and for potential redevelopment of the subject into retail.

                             OFFICE MARKET OVERVIEW

        According to the 2000 SPAULDING & SLYE REPORT, the subject would most likely be classified within the North Market, which includes the towns of Everett, Malden, Medford, and Saugus. The subject city has so little office space that it is not noted in the report. The current vacancy in this market is 5.1%, while vacancy in nearby Medford is 3.7%, 0% in Malden, and 16.5% in Saugus. The subject's location at the southeastern portion of Revere, near local thoroughfares, and its proximity to Logan Airport, makes it a potential site for office use; specifically, for back office use as several of the 1980's buildings erected in the nearby towns of Medford and Malden are utilized by financial services companies for data processing centers. As evidence of the strength of the office market, even of secondary locations, a 300,000+/- square feet industrial building in the adjoining City of Everett has been gutted and completely renovated into office space.

                           [NEIGHBORHOOD LOCATION MAP]

                 NEIGHBORHOOD/IMMEDIATE MARKET AREA DESCRIPTION

        The subject property is located on the westerly side of VFW Parkway and North Shore Road in the Revere Beach commercial and residential district. The VFW Parkway becomes North Shore Road at the rotary, which merges the two roads next to the subject. The VFW Parkway and the combined road are also known as Route 1A. The VFW Parkway, Route 1A, is a 100-foot-wide, heavily traveled, 4-lane thoroughfare which handles 35,000 to 45,000 vehicles per day. An intersection at the southerly boundary of the neighborhood joins Route 1A with Route 16 and Route 60. Both Route 16 and Route 60 lead to Route 1, a major highway approximately 1 1/2 miles away.

        The immediate subject neighborhood consists of the area from the start of the VFW Parkway 1/4 mile south of the subject, and along Route 1A approximately 1/4 mile north of the subject. The area it contains a mixture of commercial and residential uses. Located to the east of the subject along Ocean Avenue and facing Revere Beach are several large, high-rise residential condominium apartment buildings constructed in the 1980's. Also directly southeast of the subject, across the VFW Parkway, is former land of the subject that was developed in 1996 into the Wonderland Marketplace, a shopping center with a Super Stop & Shop grocery store, a Marshall's, a Staples, and several small stores. The shopping center sold in 2000 for just under $12 million. In addition, an abutting parcel to this shopping center is developed with a '99 Restaurant. Located just to the northeast of the subject, across Route 1A, is the Wonderland MBTA subway stop, which is the terminus of the Blue Line. Near the Wonderland Blue Line transit station is also the Wonderland Ballroom, a large dance hall. Directly to the west of the subject is a Boston & Maine Railroad line, which is currently used by the MBTA as a commuter rail line from Boston to the North Shore. Across the railroad to the west is a large warehouse-type building of 40 foot clear height with access from Route 60, which house a mixture of warehouse and discount retail spaces. To the south of the subject is a small industrial building and some smaller commercial uses along the VFW Parkway. There are also scattered, small, 1- and 3-family, wood frame, residential housing on interior side streets, as well as directly north.

        The Revere public beach is located to the east of the subject, and is a popular gathering area during the summer months, attracting urban users.

        A long discussed, future proposal is for the possible extension of the Blue Line north, with a joint station between the Blue Line and the B&M Railroad. Such hypothetical plans have shown a station at the northwest corner of the subject. Currently, a portion of the subject is utilized as rental parking lot to MBTA commuters. The lot of 1,000 cars is often over 70% occupied. Another potential development is being undertaken by the City of Revere, which hopes to have the air rights over the Blue Line Wonderland station developed into office or hotel use.

        In summary, the neighborhood contains a mixture of uses, but appears to be in a phase of revitalization.

                            SECTION IV: THE PROPERTY

                           [PICTURE LOOKING SOUTHERLY
                          ACROSS RACETRACK PARKING LOT]

                 [PICTURE LOOKING IN A SOUTHWESTERLY DIRECTION]

            [PICTURE LOOKING IN A NORTHERLY DIRECTION ALONG ROUTE 1A]

                 [PICTURE LOOKING IN A SOUTHEASTERLY DIRECTION]

              [PICTURE LOOKING IN A WESTERLY DIRECTION FROM ROUTE 1A
                      AT ENTRANCE TO COMMUTER PARKING LOT]

                [PICTURE OF VIEW OF RACETRACK LOOKING SOUTHERLY]

           [PICTURE OF VIEW OF GRANDSTAND BUILDING LOOKING EASTERLY]

                                   [SITE PLAN]

                       [PORTION OF SIGE PLAN SHOWING 100'
                    BUFFER WETLANDS BOUNDARY AND FLOOD PLAIN
                                 OVERFLOW AREA]

                              PROPERTY DESCRIPTION

      The subject site contains a total of 33.8+/-acres, or 1,472,600 square feet. The area was derived from a BSC Group survey dated March 1991. The site is improved with a greyhound racetrack, grandstand building and clubhouse, as well as various smaller buildings, and asphalt paved parking lots.

SITE DESCRIPTION

        The following is a summary of this site's characteristics:

AREA:             33.8+/-acres, or 1,472,600 sq. ft.

FRONTAGE:         975.45 linear feet on the VFW Parkway and 795.18 linear feet along North Shore Road

SHAPE:            Slightly irregular

TOPOGRAPHY:       The topography of the site is generally level. There is a
                  drainage ditch, which crosses the northwestern section of the site called the "county ditch." The area across the drainage ditch is unimproved. It contains a mixture of sand, gravel, and weeds, and one area of the drainage ditch is being cleaned out. The drainage ditch is accessed by three wood frame bridges on concrete piers. The area across the drainage ditch was originally drawn as an area of a planned subdivision with paper streets, however, this subdivision never took place. The site surveyed by BSC shows the area as containing portions of marshy area and vacant land. According to the Revere
                  Conservation Commission, the drainage ditch is considered wetlands, and any development on site would be subject to the provisions of the Massachusetts Wetlands Protection Act. The area across the drainage ditch is shown in detail on the preceding plan. This area was cleaned in 1998 with broken asphalt removed and gravel put down on the non-marsh areas.
                  This area, as the result of a complicated agreement with the Revere Conservation Commission, and to allow the development of the Wonderland Marketplace Shopping Center, is designated for overflow parking and flood absorption. The appraiser has discussed the area with the chairperson of the Revere
                  Conservation Commission, and with Mr. Steven Chounard of
                  Vanasse, Hangen, Brustlin, Inc., engineers, who surveyed the site. In summary, the designated area will occasionally flood due to high rains or storm overflow from the ocean up the county ditch. For this reason, the surface of the area is required to be porous and cannot be paved. This area also has a marsh/pond area. The most northwestern portion is Dunn Road, a deserted, paved street. The street has a concrete barrier that prevents car entry past Shawmut Street. The subject includes the majority of land, which is vacant on the northern side of Dunn Road, between the road and the railroad track.
                  There is one house, which breaks up the subject ownership. The total area of this northwestern corner is estimated to be 6.50+ acres. A surveyor should be consulted for a more accurate measurement. According to Mr. Chounard, this area and much of the subject is only 6-9 feet above the water table.
                  The subject, as discussed, is mainly in a flood zone A-7.
                  Thus, any potential new development would have to be built according to the requirements of being in a coastal flood zone.

SOIL CONDITIONS:  Unknown

UTILITIES:        Water and Sewer:          MWRA
                  Electricity:              Mass Electric
                  Telephone:                Bell Atlantic
                  Gas:                      Boston Gas

EASEMENTS,
ENCROACHMENTS,
ETC: In the southern portion of the subject, as can be seen on the site plan, there are two 10-foot-wide sewer easements, and one 10-foot wide drainage easement. There is also the previously mentioned "county ditch" at the northwestern portion of the site. As discussed under "Topography," the area across the ditch has restrictions placed upon it by the Revere Conservation Commission.


SITE IMPROVEMENTS:The site is improved with a 142,860+/-square foot grandstand, clubhouse and restaurants. There is also a 2-story brick and wood frame office buildings that serves as the main administrative headquarters for the racetrack operation. The 2-story brick and wood frame cape-style dwelling located on the southeastern portion of the subject is now used by a veterinarian. There is a 1-story split block building located behind the scoreboard of the racing track, which encloses the heating system for the track, as the track is heated by underground pipes for winter racing. There are also several small, 1-story, wood frame structures housing State offices, veterinarian, and storage shed. There are two main paved parking lots with access from Route 1A. One lot provides parking for the racetrack spectators, while the other further north provides commuter car parking with a daily charge of $4.00 for those who use the MBTA station. This northern lot reportedly contains approximately 950 cars. The commuter parking lot generally is filled somewhat less than capacity. The commuter parking lot paving is in fair condition, while the racetrack spectator lot is in good condition, having recently been paved. There are three 50-foot light towers, which provide flood lighting for the parking lots. The steel structures have transformers at their bases. Additional site improvements include curb cuts, fencing enclosing the property, ranging generally 6 feet high, and some 5-foot high wooden fences have recently been erected. There is also some modest landscaping on the site, including deciduous trees, wood fencing and wood posts along Route 1A. There is a freestanding sign and electronic messenger board on Route 1A with decorative neon, and additional signs along the VFW Parkway.

STREET ACCESS:    Several curb cuts on the VFW Parkway and North Shore Road at the east, southeast, and central ends of the site.

CONTAMINANTS

      No site assessment report has been made available to the appraiser as of the date of the appraisal. The value estimate assumes that the site is devoid of a level of contaminants that would negatively impact marketability by virtue of site use limitations, clean-up costs or issues of stigma.

FLOOD PLAIN

      According to the Federal Insurance Rating Maps dated October 16, 1994, Panels #250288-0003B and #250288-0001B, the subject is mainly located in a Zone A7, with a small portion along the VFW Parkway in a Zone B. Areas zoned A7 are in the 100-year flood zone, while Zone B areas are between the 100 and 500 year flood limits. The subject is in a coastal flood zone area and any new development would most likely be subject to mitigation requirements. The "Topography" section presents a fuller discussion of the subject's flood areas.

LAND TO BUILDING RATIO

      10.31 to 1 (main building to site).

COMMENTS

      The site has good frontage along Route 1A and is, for the most part, nearly rectangular in shape. The site is generally level and has good topography, with the exception of the northwestern corner where there are limitations due to the wetland restriction on the "county ditch," as well as the flood overflow area. Overall, this site is a large area, which offers development potential "as vacant," but would be subject to a flood mitigation plan.

                                [FLOOD PLAIN MAP]

                              BUILDING DESCRIPTION

      Since the function of this appraisal is for valuation of the land, not taking into account the building improvements, only a brief description of the buildings is provided.

      The subject has one main grandstand, clubhouse, and restaurant building which was constructed in 1935 and 1965, and renovated in the 1980's. The total gross building area is 142,860+/- square feet. In addition, there is a 2-story brick and wood frame office building that serves as the administrative headquarters for the racetrack operation. There is also a 2-story brick and wood frame cape-style dwelling utilized by a veterinarian. There are several wood frame structures in fair condition utilized for offices, veterinarian, and storage sheds. The main building has a concrete foundation, concrete slabs, steel frame, steel columns, and brick exterior walls. The roof is flat tar and gravel. The interior contains a mixture of finishes consisting of rubber/vinyl flooring adhered to a concrete slab, ceramic tile wall finishes, and in some areas of the restaurants, wall to wall carpeting, plaster/gypsum walls, wallpaper/paint finishes; ceilings are either suspended acoustical tile or are open. The building has a wet sprinkler system.

                              TITLE AND LEGAL DATA

      Title to the property can be found in Book 19508, Pages 154-165, at the Suffolk County Registry of Deeds, Cambridge, Massachusetts. No title search has been made, and it is assumed that the present title is satisfactory. The value submitted is based on the assumption that the property is free and clear of any encumbrances, easements or restrictions detrimental to its market value.

                                  SALE HISTORY

      The subject property has not had an arms length sale in the past five years.

                                 ASSESSMENT DATA

      The City of Revere issues 14 individual tax bills for the subject (a summary of the tax bills can be found in the ADDENDA of this report). The large number of tax bills is due to an old residential subdivision plan, which resulted in many small residential parcels north of the County Ditch on the subject. The area, as previously described, is vacant and flood prone. Nevertheless, the small residential lots are identified on the Revere Assessors plans. The parcel identified as Map 9, Block 154A, Parcel 1, is the main parcel of 27.98 acres, with all the major improvements. This assessment is as follows:

                   Land:                                 $  4,459,100
                   Improvements                          $  7,522,000
                                                         ------------
                   Total                                  $11,981,100

      The above valuation of the land appears low based on sales researched and the analysis in this report. The remainder of the assessment of the non-usable land (flood prone) areas are given nominal valuations by the City and appears reasonable.

      The fiscal year 2001 commercial tax rate is $35.00 per $1,000 of assessed value, while the Residential Rate is $17.12. The real estate tax bill for the main parcel is $419,338.

                                  [ZONING MAP]

                                     ZONING

      The subject property lies in the Planned Development District 2 (PDD2) for over 80% of the site. However, the small area north of the County Ditch where there was a hypothetical subdivision, is zoned General Residential (RB). This area is flood prone and restricted as discussed in the TOPOGRAPHY section of the "PROPERTY DESCRIPTION" of this report. Allowed uses in the main PDD2 area:

         General office
         Bank and financial institution
         Retail greenhouse
         Medical or dental office
         Professional office park
         Restaurant
         General retail sales and service
         Theater
         Parking Lot
         US Post Office
         School
         Nursing Home
         Hospital
         Racetrack (including track, grounds, kennels, stables, auditorium and adjacent places)

         Special permits are granted by the Revere City Council. Uses allowed by special permit include:

         Planned unit development - Residential
         Residential
         Congregate care
         Elderly housing
         Commercial auto storage/parking
         Independent elderly housing
         Laboratory and/or research facilities
         Training school for profit
         Fast food/take-out/drive-in restaurant
         Gaming facility
         Building construction yard or facility
         Warehouse
         Wholesale and product distribution activities
         Recreation, gainful business
         Hotel

         Dimensional requirements in this district include:

         Minimum Lot Size:                           3 acres

         Minimum Lot Frontage:                       100 feet

         Maximum Floor Area Ratio (FAR):             1.6

         Minimum Front Setback:                      30 feet

         Minimum Side Setback:                       20 feet

         Minimum Rear Setback:                       30 feet

         Maximum Principal

         Building Coverage:                         40%




         Maximum Height:                            200 feet (where PDD2 district adjoins or abuts residential district, height shall not exceed 50 feet or 4 stories within 100 feet of residential district;
                                                    and between 100 and 150 feet shall not exceed 80 feet, or 9 stories)

         Parking:                                   2 spaces per unit for Planned Unit Development
                                                    1 space per 200 gross sq. ft. for general office use
                                                    Banks and financial institutions: 1 space per 200 gross sq. ft.
                                                    Automobile sales - 1 space per 250 sq. ft. of gross retail area
                                                    Hotel - 1.25 space per rentable unit
                                                    Restaurant - 1 space per 4 seats
                                                    Professional office space - 1 space per 300-sq. ft.
                                                    General retail sales and service - 1 space per 200-sq. ft.
                                                    Theater - 1 space per 4 seats
                                                    Industrial/Mfg. Uses - 1 space per 1 000 sq. ft.

GENERAL RESIDENTIAL

      As the smaller area zoned General Residential is essentially unbuildable, a detailed presentation of the zoning is not necessary. The zone of this area is primarily limited in use to 1 and 2-family residential, and office by special permit, as well as train station by special permit.

WETLANDS

      As discussed in the SITE DESCRIPTION area, on the northwestern portion of the subject is the "county ditch," which is, according to the Revere Conservation Commission, a designated wetland. Wetland resource areas are afforded protection under the provisions of the Wetlands Protection Act, MGL Chapter 131, Section 40. The Wetlands Protection Act was implemented with the regulations adopted by the Massachusetts Department of Environmental Protection
(DEP) promulgated in 310 CMR 10.00-50.00. These regulations pertain to both coastal and inland wetland resources. The Wetlands Protection Act gives jurisdiction to local conservation commissions providing permitting authority for proposed activity within wetlands or on lands within 100 feet of wetlands and certain water-related resources. The wetland regulations promulgated by the DEP establish criteria for decisions by local conservation commissions with an appeal process to DEP. Any work within the 100-foot buffer is not prohibited, but is regulated by Order of Conditions for projects that have been determined to pose an impact on wetland resources. The regulations allow, under certain conditions, for alteration of up to 5,000 square feet of wetland for any one project, but require wetlands to be replicated so that the replaced wetlands function in a manner similar to those lost. New construction of buildings within any wetlands is generally prohibited except under very unusual circumstances.

FLOOD PLAIN DISTRICT

      As noted in the site description section, the majority of the subject is located in a flood plain district. Buildings in the flood plain must comply with State building codes. All new construction must have the lowest floor (excluding parking garages) elevated to or above the flood level specified on the Flood Insurance Rating Map.

                         SECTION V. HIGHEST AND BEST USE

                              HIGHEST AND BEST USE

      The highest and best use of real estate is the fundamental premise upon which the estimate of market value is based.

      HIGHEST AND BEST USE is defined as:

      The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.*

      In evaluating the highest and best use of the subject property, the appraiser has considered the uses legally permitted under the current zoning, the surrounding neighborhood uses, recent trends in real estate development and use in the market area, and the market conditions under which this appraisal is made.

      It is the function of this appraisal to consider only the subject property as vacant.

HIGHEST AND BEST USE AS THOUGH VACANT

      In order to determine the highest and best use of the property as though vacant it is necessary to consider alternative uses that are legally permissible, physically possible, financially feasible, and maximally profitable. The study of the land as though vacant considers the density and type of use that is optimum for the site.

      PHYSICALLY POSSIBLE: The site is generally level and, as demonstrated by the current building improvement, would appear to be and is assumed to be suitable for development. However, new development would have to be in conformance with flood plan requirements, which might entail a flood mitigation plan with a storm runoff area. The northwestern corner of the subject just across the "county ditch" is essentially nonbuildable due to its flood prone nature. This area reportedly is legally restricted by an agreement with the Revere Conservation Commission so that it is to remain as an overflow area for the "county ditch." The remainder of the site is considered suitable for development of approximately 27.30 acres. However, soil conditions would most likely require either pilings or excavation work called surcharging as is the case with the nearby developments such as the Wonderland Marketplace.

* Appraisal Institute, The Dictionary of Real Estate Appraisal, Third Edition, (Chicago: Appraisal Institute, 1993), p. 171.

      LEGALLY PERMISSIBLE: The primary site (27.30+/- acres), as discussed in the ZONING section, is designated Planned Development District 2. A discussion of the underlying zoning was detailed in a previous section of this report and will not be repeated here. A broad variety of uses are allowed in this zone, such as office, retail uses, and hotel by special permit. In addition, the City of Revere, through its community-planning agency, has expressed support for development in vacant areas around the subject.

      FINANCIALLY FEASIBLE AND MAXIMALLY PROFITABLE: Tests of financial feasibility require that the use produce an income equal to or greater than the amount needed to satisfy operating expenses, financial obligations, and capital amortization. To evaluate financial feasibility, I have considered development costs of potential income and varying rates of return for a number of uses that are legally permissible and physically possible on the site.

      Financially feasible uses under consideration include retail, office, and hotel. The first use of retail would seem the most obvious, given that directly across the street a large parcel, formerly part of the subject, was sold off for development of a community shopping center, anchored by a grocery chain. This development has been successful, as demonstrated by its current full occupancy and good market rents. As discussed in the RETAIL MARKET OVERVIEW the subject is relatively well located with a good traffic count, nearby subway stop, and a recognized landmark area-Wonderland. In the subject's location and market, typically retail rents can provide a higher effective rent and a better return than that of office. Thus, a primary use of the subject site as retail is considered to be financially feasible. The large size of the subject site, however, would require either a very large community to regional shopping center and/or big box retailers. However, as discussed in the RETAIL MARKET OVERVIEW, the general market area has been somewhat saturated with big box retailers and there has been a slow down in development of such uses, especially when one considers that on Route 1 in Saugus are several big box stores. Thus, a second strategy for the subject, taking into account the current retail market, would be to have a use additional to a medium size community center, that of either back office space and/or hotel. The subject's location and proximity to near Logan Airport would make a hotel use seem feasible, especially as evidenced by the two new hotels which are being developed on Revere Beach, and the very high occupancy rate in Boston hotels.

      As discussed in the OFFICE MARKET OVERVIEW, back office space is being planned in secondary and tertiary locations given the low vacancy and strong demand in the market.

      Based on the above, it is concluded the most profitable and highest and best use of the subject site as vacant would be for primary development of a community center size retail use/or big box with additional development of possibly a hotel or back office space.

                              SECTION VI: VALUATION

                                    VALUATION

      In the traditional concept of valuation, the appraiser has three methods available for consideration: the Cost Approach, the Direct Sales Comparison Approach and the Income Approach.

      The Eleventh Edition of THE APPRAISAL OF REAL ESTATE describes them as follows:

COST APPROACH

            "The cost approach is based on the understanding that market participants relate value to cost. In the cost approach the value of a property is derived by adding the estimated value of the land to the current cost of constructing a reproduction or replacement for the improvements and then subtracting the amount of depreciation (i.e., deterioration and obsolescence) in the structures from all causes. Entrepreneurial profit may be included in the value indication. This approach is particularly useful in valuing new or nearly new improvements and properties that are not frequently exchanged in the market. Cost approach techniques can also be employed to derive information needed in the sales comparison and income capitalization approaches to value."(1)

INCOME CAPITALIZATION APPROACH

            "In the income capitalization Approach, the present value of the future benefits of property ownership is measured. A property's income streams and resale value upon reversion may be capitalized into a current, lump-sum value."

SALES COMPARISON APPROACH

            "The sales comparison approach is most useful when a number of similar properties have recently been sold or are currently for sale in the subject property's market. Using this approach, an appraiser produces a value indication by comparing the subject property with similar properties, called comparable sales. The sale prices of the properties that are judged to be most comparable tend to indicate a range in which the value indication for the subject property will fall."

            "The appraiser estimates the degree of similarity or difference between the subject property and the comparable sales by considering various elements of comparison."(2)

            "All three approaches are applicable to many appraisal problems, but one or more of the approaches may have greater significance in a given assignment. For example, the cost approach may be inappropriate in valuing properties with older improvements that suffer substantial depreciation, which may be difficult to estimate. The sales comparison approach cannot be applied to very specialized properties such as garbage disposal plants because comparable data may not be available. The income capitalization approach is rarely used to value owner-occupied residential interests, although it may be applied with market support. Income capitalization can be particularly unreliable for commercial or industrial property where owner-occupants outbid investors."(3)

(1) Appraisal Institute, The Appraisal of Real Estate, Eleventh Edition, (Chicago: Appraisal Institute 1996), p. 90.

(2)   Ibid., p. 91.

(3)   Ibid., p. 90

            The function of this report is valuation of the subject site as vacant land. The most appropriate methodology is the Direct Sales Comparison Approach, which has been utilized. The Income Approach has not been used as generally sites of this large size are not leased.(4)

(4)   Ibid., p. 91.

                            SALES COMPARISON APPROACH

      As discussed in the HIGHEST AND BEST USE section, the highest and best use of the subject site is primarily for a retail type of use, and secondarily for a mixed use of possibly office or hotel. Numerous sales have been considered in researching comparables, however, the analysis has been narrowed down to the presentation of eleven commercial land sales. The sales considered are summarized on the following exhibit entitled, "COMPARABLE COMMERCIAL LAND SALES," and a plot plan for each sale can be found in the ADDENDA of this report, along with a detailed sales sheet.

      As can be seen on the chart, the sales have been compared on the basis of price per acre the most common unit of comparison.

      The sale prices of the comparable sales are adjusted downward for qualities, which are superior to the subject and upward for qualities which, are inferior to the subject. These adjustments are extracted directly from the market through matched pair analysis, when possible. This type of data however is generally rare. In instances where there is lack of substantial data for such extracted adjustments, the appraiser has made adjustments based on market trends, market based costs, indirect evidence, and professional experience.

      MARKET CONDITIONS: The sales span the time frame of February 1999 to a September 2000 sale. Based on an analysis of the sales, a market conditions adjustment of 5% per year has been used.

                        COMPARABLE COMMERCIAL LAND SALES
                        PARTIAL LIST OF SALES CONSIDERED

SALE                                  LAND AREA
NO.       LOCATION                     (ACRES)   SALE DATE      ZONING            TOPOGRAPHY
---       --------                     -------   ---------      ------            ----------
1          101 American Legion          2.866       4/27/1999     IP         Level, required
           Hwy., Revere                                                     pilings due to soil
2          80 Railroad Avenue,          4.012       4/29/1999   Gen. Ind.          Level
           Revere

3          204 Maple Street, Chelsea    1.705       7/16/1999     NHDDR            Level


4          Route 3A & Field Street,     6.314       8/19/1999      PUD             Level
           Quincy
5          1690-1710 Revere Beach        6.9        5/16/2000      ID              Level
           Prkwy (Route 16) Everett
           & Chelsea
6          15 3 Andover Street,         24.44       2/10/2000     Route            Level
           (Route 114), Danvers       (usable)                     114
                                                                Corridor

7          465 Centre Street, Quincy     14          9/5/2000     Comm.            Level




8          90 Pleasant Valley Street,  15.292       2/12/1999      BH              Level
           Methuen

9          74 & 100 Foley Street,       16.57        9/8/1999      BPA             Level
           Somerville
10         End of Griffin Way,          14.61       3/24/2000     Ind.             Level
           Chelsea
11         222 Lee Burbank Hwy.,        2.015       1/28/2000     Ind.             Level
           (Route 1A) Revere

SALE                                                 SALE PRICE
NO.       LOCATION                       SALE PRICE   PER ACRE          COMMENTS
---       --------                       ----------   --------          --------
1          101 American Legion          $ 1,900,000   $ 662,945    Located near subject.
           Hwy., Revere
2          80 Railroad Avenue,          $ 2,300,000   $ 573,280    Located off Route 1A.
           Revere                                                  Purchased for industrial
                                                                   use.
3          204 Maple Street, Chelsea    $ 1,200,000   $ 703,936    Industrial land sold for
                                                                   redevelopment as hotel
                                                                   near Route 1.
4          Route 3A & Field Street,     $ 3,500,000   $ 554,324    Sold to auto dealership
           Quincy
5          1690-1710 Revere Beach       $ 5,725,000   $ 829,710    Part of an assemblage for
           Prkwy (Route 16) Everett                                construction of 70,000 sq.
           & Chelsea                                               ft. Super Stop & Shop.
6          15 3 Andover Street,         $ 9,949,000   $ 407,103    This is an assemblage of
           (Route 114), Danvers                                    total land area of 29.937
                                                                   acres with the construction
                                                                   of a Lowe's Store.
7          465 Centre Street, Quincy    $17,450,000  $1,246,429    Located adjacent to the
                                                                   Quincy Adams MBTA
                                                                   Station. Home Depot to be
                                                                   erected.

8          90 Pleasant Valley Street,   $ 6,000,000  $  392,362    Purchased for the
           Methuen                                                 development of a Home
                                                                   Depot Store.
9          74 & 100 Foley Street,       $19,500,000  $1,176,826    This property is adjacent to
           Somerville                                              the Assembly Square Mail.
10         End of Griffin Way,          $ 5,584,000  $  382,204    Office Maintenance,
           Chelsea                                                 building development.
11         222 Lee Burbank Hwy.,        $ 3,188,000  $1,582,213    Development of a hotel
           (Route 1A) Revere

For purposes of further analysis, Sale #7 and #9 are eliminated as they are located in far superior areas, while Sale #11 is not further considered as it is of a significantly smaller size. The remaining eight sales are briefly discussed below and an adjustment chart can be found on a following page.

      SALE #1 - 101 AMERICAN LEGION HIGHWAY, REVERE: This is an April 1999 sale of a nearby site which was purchased by a local hotel developer and of which has subsequently been developed with a Comfort Inn. An upward adjustment is required for market conditions. The much smaller size of the sale requires a significant downward adjustment. After adjustments, this sale indicates a value of $437,544 per acre.

      SALE #2 - 80 RAILROAD AVENUE, REVERE: This is an April 1999 sale of a parcel located on an access road to next to Route 1A. The site was purchased for demolition of the existing small, metal warehouse building and construction of a waste transfer facility. Currently the ownership is in litigation with the town. An upward adjustment is required for market conditions. A downward adjustment is required for the significantly smaller size of the sale in comparison to the subject. After adjustments, this sale indicates a value of $409,895 per acre.

      SALE #3 - 204 MAPLE STREET, CHELSEA: This is a July 1999 purchase of an assemblage for development of a hotel located close to Route 1 in Chelsea. The sale is located in an industrial area that the City of Chelsea has designated as a renewal area. An upward adjustment is required for market conditions. The much smaller size of the site requires a downward adjustment. The adjusted value is $425,806 per acre.

      SALE #4 - ROUTE 3A, QUINCY: This is a June 1999 sale of a retail site located on a local highway - the Southern Artery. The site was purchased by an adjacent dealership, however, the site was sold with a deed restriction that no merchandise could be sold there there that Stop and Shop (the seller) sold, An upward adjustment is made under the category of condition of sale due to the deed restriction. The location in a more developed retail area requires a downward adjustment. The smaller size of the sale requires a downward adjustment. After adjustments, this sale indicates a value of $399,113 per acre.

      SALE #5 - 1690-1710 REVERE BEACH PARKWAY (ROUTE 16), EVERETT & CHELSEA:
This is a May 2000 sale that is part of an assemblage for development of a Super Stop and Stop. The sale is located on a major local thoroughfare - Route 16. A slight upward adjustment is required for market conditions. A downward adjustment is necessary for the smaller size of the sale in comparison with the subject. The location on Route 16 has greater traffic than the subject location and a downward adjustment is necessary. The adjusted value is $479,158 per acre.

      SALE #6 - 141 ANDOVER STREET (ROUTE 114), DANVERS: This is a February 2000 sale of a large site in Danvers - a portion of which has subsequently been developed with a Lowes home improvement store, The site is located on a main local highway and near to Route 128. The area has very intense traffic and is a well-established retail location. A slight upward is required for market conditions. A downward adjustment is necessary for the somewhat superior location of the sale. A downward adjustment is also necessary for the fact that the sale included an older office building that will not be demolished. An upward adjustment is required for the high site costs, which were reported by the broker. After adjustments this sale indicates a value of $363,318 per acre.

      SALE #8 - 90 PLEASANT VALLEY STREET (ROUTE 113), METHUEN: This is a September 2000 sale of site that has been redeveloped with a Home Depot and is surrounded by a large shopping center. The site is located close to I-495. A slight upward adjustment is required for market conditions. The location significantly further from Boston and in a less developed area requires an upward adjustment. A downward adjustment is required for the smaller size of the sale in comparison with the subject. The adjusted value is $391,381 per acre.

      SALE #10 - GRIFFIN WAY, CHELSEA: This is a March 2000 sale of an industrial/commercial site that was purchased to develop a build-to-suit office building and maintenance warehouse for the MWRA. An upward adjustment is required for market conditions. The location at the end of an industrial street is significantly inferior to the subject and an upward adjustment is required. The smaller size of the sale requires a downward adjustment. After adjustments, this sale indicates a value $441,446 per acre.

      The adjusted range for the sales is $363,318 to $479,158 per acre with an average of $418,458. Based on these sales, and taking into account the relatively good location of the subject and favorable economic client, a value close to the average of $420,000 per acre is chosen. This value is applied for the main site, as discussed in the SITE DESCRIPTION section, the usable area of the subject, and not the portion which is designated by the Conservation Commission specifically for flood plain overflow use.

      Therefore:

             27.3+/-acres (usable) x $420,000 per acre = $11,466,000
                             Rounded to: $11,500,000

                     RECONCILIATION AND FINAL VALUE ESTIMATE

The market value for the subject property is indicated as follows:

COST APPROACH                                        Not Used
INCOME APPROACH                                      Not Used
SALES COMPARISON APPROACH                            $11,500,000


      As the function of this report is to estimate the value of the subject as if vacant land, the Sales Comparison Approach was considered the most appropriate methodology and was utilized. The quality of land sales is considered strong as many were located either in Revere or nearby communities. Several were recent, well located, and developed for retail use, similar to the highest and best use of a good portion of the subject. In addition, the appraiser was able to research pertinent facts about the sales, and the adjustments used were logical and market orientated. The final value found of the subject land as vacant does not take into account demolition costs.

      Therefore, having all of the foregoing in mind, and based on my knowledge and experience in dealing with similar real estate, it is the opinion of the appraiser that the market value of the fee simple interest in the subject property as if vacant was, as of January 24, 2001:

                  ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS
                                  ($11,500,000)

                           [SUBJECT LEGAL DISCRIPTION]

                         [REVERE MONOGRAPH INFORMATION]

                                 EXHIBITS AND ADDENDA

                                                                    Land Sale #1

LOCATION:                     101 American Legion Highway, Revere

GRANTOR:                      175 American Legion Revere Trust (Faye A.
                              Florence, Tr.-Syratech Corp.)

GRANTEE:                      Bell Circle Associated (LLC) (Gary
                              Saunders-Saunders Hotel Group)

SALE DATE:                    4/27/99

FRONTAGE:                     265' American Legion Highway

LAND AREA:                    2.866 acres; 124,839 sq. ft.

ZONING:                       IP (Industrial Park)

PROPOSED BUILDING AREA:       124,847 sq. ft (zoning max)

UTILITIES:                    All

CONDITION:                    Normal

FINANCING:                    All cash sale

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 Gary Saunders

SALE PRICE:                   $1,900,000

UNIT PRICE:                   $15.22 per sq. ft.; $15.22 per FAR ft. $662,945
                              per acre

REMARKS: Located on local highway. Hotel is airport oriented. Soil conditions did not allow construction of a basement.

3-YEAR SALE HISTORY:          No Prior Sale

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development of hotel - 207 rooms

                                 [SITE PLAN #1]

                                                                    Land Sale #2

LOCATION:                     80 Railroad Avenue, Revere, MA

GRANTOR:                      Hoover Desantis

GRANTEE:                      Ricmer Properties, Inc.

SALE DATE:                    4/29/99

FRONTAGE:                     150'  Railroad Avenue

LAND AREA:                    4.012 acres; 174,776 sq. ft.

ZONING:                       General Industrial

PROPOSED/ACTUAL BUILDING      N/A
AREA:

UTILITIES:                    All

CONDITION:                    Normal

FINANCING:                    Non-Seller

INTEREST CONVEYED:            TAWs and one short term lease

CONFIRMED W/                  Buyer

SALE PRICE:                   $2,300,000

UNIT PRICE                    $13.16 per sq. ft.

REMARKS Purchased for demolition of existing 17,000(plus or minus) sq. ft. building and construction of industrial property. Located off Route 1 and near
                              Logan Airport.

3-YEAR SALE HISTORY:          No Prior Sale

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development of a waste transfer facility.

                                 [SITE PLAN #2]

                                                                    Land Sale #3

LOCATION:                     204 Maple Street, Chelsea, MA

GRANTOR:                      Chelsea Economic Development Board, Ned Keefe,
                              Director

GRANTEE:                      Maple Hotel Company

SALE DATE:                    07/16/99

TITLE REFERENCE:              Book 23989, Page 153

FRONTAGE:                     350 Feet (s) northwesterly Maple Street; 382.83
                              Feet (s) Everett Street

LAND AREA:                    74,257 Square Feet (1.705 Acres)

ZONING:                       NHDDR, Neighborhood Development Design Region

LAND USE:                     Hotel Proposed

UTILITIES:                    All

CONDITION:                    See Below

FINANCING:                    Financing is assumed to be conventional

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 Ned Keefe/Chelsea

SALE PRICE                    $1,200,000

UNIT PRICE:                   $703,936 per acre; $16.16 per sq. foot

REMARKS: This sale is comprised of 3 parcels of land taken by Eminent Domain by the City for revitalization purposes and formerly containing warehouse and manufacturing improvements. The buyer was selected by the RFP process. The proposal included buyer-assumed demolition costs, remediation work, and site preparation. These expenditures were estimated to be $200,000. The grantee proposes a 180-unit hotel on this site. Access to Boston is convenient.

3-YEAR SALE HISTORY:          No Prior Sale in 3 years.

SELLER MOTIVE:                Divestment/Eminent Domain with agreed price

BUYER MOTIVE:                 Hotel Development - 180 units

                                                                  [SITE PLAN #3]

                                                                    Land Sale #4

LOCATION:                     Southern Artery (Route 3), Quincy, MA

GRANTOR:                      Twiss Realty Company, Inc. (Stop & Shop)

GRANTEE:                      Quirk Chevrolet

SALE DATE:                    8/19/99

TITLE REFERENCE:              Book 13678, Page 0326

FRONTAGE:                     Field Square & Southern Artery

LAND AREA:                    6.314 acres (usable)

ZONING:                       PUD, Quincy

LAND USE:                     Land-Retail

UTILITIES:                    All

CONDITION:                    Normal


FINANCING:                    Cash

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 Broker

SALE PRICE                    $3,500,000

UNIT PRICE:                   $554,324 per acre

REMARKS: Sold with a 60-day agreement - no contingencies and a non-compete clause. Buyer had to obtain zoning changes and overcome a Chapter 91 issue and two old buildings were razed by the seller.

3-YEAR SALE HISTORY:          No Prior Sale in 3 years.

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Expansion of Auto business in the area

                                    [SITE PLAN #4]

                                                                    Land Sale #5

LOCATION:                     1690-1710 Revere Beach Parkway, Everett & Chelsea,
                              MA

GRANTOR:                      Thibeault Realty

GRANTEE:                      Everett Realty (LLC) Philip Pastan

SALE DATE:                    05/16/00

TITLE REFERENCE:              Various

FRONTAGE:                     Revere Beach Parkway, Locust Beach, Fifth and Vale

LAND AREA:                    6.9 acres

ZONING:                       ID

LAND USE:                     Former Auto dealership & Industrial area

UTILITIES:                    All

CONDITION:                    Normal

FINANCING:                    Conventional

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 Building Department

SALE PRICE                    $5,725,000

UNIT PRICE:                   $829,710 per acre

REMARKS:                      Part of an assemblage for construction of 70,000
                              (plus or minus) Super Stop & Shop on well traveled local highway (Route 16)

3-YEAR SALE HISTORY:          No Prior Sale

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development

                                 [SITE PLAN #5]

                                                                    Land Sale #6


LOCATION:                     Andover Street (Route 114), Danvers

GRANTOR:                      Danvers Executive Park - Francis D. Privitera, Trustee

GRANTEE:                      GP Development (LLC)

SALE DATE:                    2/10/00

TITLE REFERENCE:              16192-0174, 16192-0166

FRONTAGE:                     Andover Street

LAND AREA:                    24.44 acres adjusted

ZONING:                       Route 114 Corridor

LAND USE:                     New 165,000 sq. ft. Lowes Retail

UTILITIES:                    All

CONDITION:

FINANCING:                    Cash

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 Don Corbett

SALE PRICE                    $9,949,000 Broker

UNIT PRICE:                   $407,078 per acre

REMARKS:                      This is an assemblage of a total land area of
                              29.937 acres, adjusted less 4 (plus or minus) acres as wetlands and 1.5 (plus or minus) acres for drainage purposes. The broker indicated there were high off-site and infrastructure costs. There was also an older 60,000 square foot office building.

3-YEAR SALE HISTORY:          No prior sale

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development

                                    [SITE PLAN #6]

                                                                    Land Sale #7

LOCATION:                     465 Center Street, Quincy, MA

GRANTOR:                      Raytheon Company

GRANTEE:                      Home Depot, U.S.A., Inc.

SALE DATE:                    9/5/00

TITLE REFERENCE:              Book 14396, Page 43

FRONTAGE:                     Center Street

LAND AREA:                    14 acres

ZONING:                       Commercial

LAND USE:                     Land-Retail

UTILITIES:                    All

CONDITION:                    Normal

FINANCING:                    At market

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 N/A

SALE PRICE                    $16,750,000

UNIT PRICE:                   $1,196,429 per acre; $70.97 per sq. ft. building
                              area (as is)

REMARKS: This is the sale of a large office, research and development facility located adjacent to the Quincy Adams MBTA station. Approximately 4 acres of this site is located in the neighboring town of Braintree. Reportedly, the land located in Braintree contains wetlands and is considered undevelopable. This office building, containing approximately 236,000 square feet, will be razed for the development of a Home Depot store. The site is located at the junction of the Burgin
                              Parkway and Route 3 (Southeast Expressway)

3-YEAR SALE HISTORY:          No Prior Sale

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development

                                    [SITE PLAN #7]

                                                                    Land Sale #8

LOCATION:                     90 Pleasant Valley Street, Methuen, MA

GRANTOR:                      Valley Partners LP

GRANTEE:                      Home Depot USA

SALE DATE:                    2/12/99

TITLE REFERENCE:              Book 5339, Page 134

FRONTAGE:                     Pleasant Valley Street

LAND AREA:                    15.292 acres

ZONING:                       BH

LAND USE:                     Land-Retail

UTILITIES:                    All

CONDITION:                    Normal

FINANCING:                    All Cash

INTEREST CONVEYED:            Fee Simple

CONFIRMED W/:                 N/A

SALE PRICE                    $6,000,000

UNIT PRICE:                   $392,362 per acre

REMARKS:                      Purchased for the development of a Home Depot Store

3-YEAR SALE HISTORY:          N/A

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development

                                   [SITE PLAN # 8]

                                                                    Land Sale #9

LOCATION:                     74 & 100 Foley Street, Somerville, MA

GRANTOR:                      SBH II Somerville LLC

GRANTEE:                      Ikea Property Inc.

SALE DATE:                    9/8/99

TITLE REFERENCE:              Book 30637, Page 118

FRONTAGE:                     720 ft. Foley Street

LAND AREA:                    16.57 acres

ZONING:                       BPA Somerville

LAND USE:                     Land-Retail

UTILITIES:                    All

CONDITION:                    Normal

FINANCING:                    All cash

INTEREST CONVEYED             Fee Simple

CONFIRMED W/:                 N/A

SALE PRICE:                   $19,500,000

UNIT PRICE:                   $1,176,826 per acre

REMARKS:                      This property is adjacent to the Assembly Square
                              Mall near I-93. The property was improved with two buildings at the time of the sale that were razed by the seller. According to the broker, a small portion of the site was subject to the River
                              Protection Act limiting development of a two-level furniture showroom and sales facility to contain approximately 270,000 square feet. Currently, project is under litigation by neighborhood groups.

3-YEAR SALE HISTORY:          N/A

SELLER MOTIVE:                Divestment

BUYER MOTIVE:                 Development

                                 [SITE PLAN #9]

                                                Land Sale #10
LOCATION:                     End of Griffin Way, Chelsea
GRANTOR:                      Garrish Limited Partnership
GRANTEE:                      Griffin Way LLC
SALE DATE:                    3/24/00
TITLE REFERENCE:              Book 24792, Page 129
FRONTAGE:                     343 Griffin
LAND AREA:                    14.61 acres
ZONING:                       Industrial
LAND USE:                     For Industrial Site
UTILITIES:                    All
CONDITION:                    Under agreement for 2 years
FINANCING:                    First Dime Savings Bank of New York
INTEREST CONVEYED:            Fee Simple
CONFIRMED W/:                 Buyer & city
SALE PRICE:                   $5,584,000
UNIT PRICE:                   $382,204 per acre
REMARKS:                      The Massachusetts Resource Water Authority has a
                              long term lease for the property; This triangular
                              shaped site was purchased for the construction of
                              a two-story office building, a 1-story storage
                              facility and for exterior storage or materials.
                              Currently (01/24/01) a 2-story office building is
                              nearing completion. The buyer is developing the
                              property. The MWRA has signed a long-term lease
                              with the new owner/developer, how land can be
                              developed. Deed indemnifies seller regarding
                              Chapter 21C and 21E.
3-YEAR SALE HISTORY:          No Prior Sale in 3 years.
SELLER MOTIVE:                Development
BUYER MOTIVE:                 Divestment

                                 [SITE PLAN #10]

                                                Land Sale #11
LOCATION:                     222 Lee Burbank Hwy, (Route 1A) Revere, MA
GRANTOR:                      Global Revco Terminal (LLC)
GRANTEE:                      Airlinn (LLC)
SALE DATE:                    1/28/00
TITLE REFERENCE:              Book 24636, Page 0171
FRONTAGE:                     N/A
LAND AREA:                    87,768 sq. ft., 2.015 acres
ZONING:                       PDD, Boston
LAND USE:                     Industrial
UTILITIES:                    All
CONDITION:                    Normal
FINANCING:                    Normal
INTEREST CONVEYED:            Fee Simple
CONFIRMED W/:                 Buyer's Representative
SALE PRICE:                   $3,188,000
UNIT PRICE:                   $36.32 per sq. ft., $1,582,213 per acre
REMARKS:                      Purchased for development of hotel - Hampton Inn.
3-YEAR SALE HISTORY:          N/A
SELLER MOTIVE:                Divestment
BUYER MOTIVE:                 Development

                                 [SITE PLAN #11]

                               GENERAL INFORMATION

CITY                               Revere
COUNTY                             Suffolk
ESTABLISHED                        As Rumney Marsh 1614

                                   As part of Chelsea 1739

                                   As North Chelsea 1846

                                   As the town of Revere 1871

                                   Incorporated as a City 1915
LOCATION                           On the eastern coast of Massachusetts,
                                   bordered on the south by Boston, Winthrop,
                                   and Chelsea, on the west by Everett and
                                   Malden, on the north by Saugus and Lynn, and
                                   on the east by the Atlantic Ocean.
POPULATION                         1950   36,763
                                   1960   40,080
                                   1970   43,159
                                   1980   42,423
                                   1990   42,786
TOTAL AREA                         10.0 square miles
LAND AREA                           5.9 square miles
WATER AREA                          4.1 square miles
POPULATION DENSITY                 1950   6,179
(PERSONS PER SQUARE MILE)          1960   6,736
                                   1970   7,254
                                   1980   7,130
                                   1990   7,191
CLIMATE  AVE TEMP IN JANUARY       25.0 degrees F.
             AVE TEMP IN JULY      78.0 degrees F.
             AVE ANNUAL PRECIP     42.8 inches

ELEVATION AT CITY HALL             20 feet above mean sea level
TOPOGRAPHICAL                      Lowland with some hilly areas in the central
CHARACTERISTICS                    part and marshes along the eastern part.  The
                                   tidal shore line is 15.1 miles in length.
LAND USE                           Revere is a highly developed residential
                                   suburb, approximately 5 miles from downtown
                                   Boston.  60% of Revere's total of 4,054 acres
                                   is developed for industrial, commercial,
                                   residential and transportation uses.  70% of
                                   the developed land is used for housing.
                                   Almost 900 acres are open water or wetlands
                                   and not suitable for development.
TYPE OF GOVERNMENT                 Plan B. Mayor - 11 Member City Council (6
                                   Ward Councillors, 5 Councillors-at-Large) 7
                                   Member School Committee (6 elected at Large
                                   plus Mayor who serves as Chairman) All
                                   elected for two year terms.
SPECIAL DISTRICTS                  7th US Congressional District
                                   6th Councillor District Suffolk Essex
                                   Middlesex State Senatorial District
                                   17th and 20th Suffolk State Representative
                                   Districts

                                   Boston Standard Metropolitan Statistical Area
                                   (SMSA)
TAX RATE (FY 1998)                 Residential - $19.39/1000
                                   Commercial - $40.16/1000
TAX LEVY                           1989  -  27,129,243
                                   1990  -  28,494,248
                                   1991  -  30,436,881
                                   1992  -  30,436,881
                                   1993  -  31,654,623
                                   1994  -  32,563,274
                                   1995  -  32,899,009
                                   1996  -  34,050,084
                                   1997  -  33,757,705

                           POPULATION CHARACTERISTICS

GENDER
------
Total              42,786                                      100.0%
Female             22,123                                       51.7%
Male               20,663                                       48.3%

AGE
---
       0-4              2,270                                    5.3%
      5-11              2,590                                    6.1%
     12-14                992                                    2.3%
     15-17              1,096                                    2.6%
     18-24              4,172                                    9.8%
     25-34              7,389                                   17.3%
     34-44              5,402                                   12.6%
     45-54              4,189                                    9.8%
     55-59              2,154                                    5.0%
     60-61                953                                    2.2%
     62-64              1,438                                    3.4%
65 & over               7,232                                   16.9%

 Median Age                                                  36.1

 RACE
 ----
 White                  39,877                                  93.2%
 Black                     599                                   1.4%
 Native
 American                  106                                   0.2%
 Asian                   1,571                                   3.7%
 Other                     633                                   1.5%

  Hispanic            1,631                                    3.5%

  PEPSONS, HOUSEHOLDS AND FAMILIES
  --------------------------------
  Total Persons                                                 42,786
  Persons in Households                                         42,442
  Total Households                                              17,438
  Persons per Household                                           2.43
  Persons in Families                                           34,128
  Total Families                                                11,151
  Persons per Family                                              3.06

HOUSEHOLDS BY SIZE
------------------
Households with:
1 Person                                                   5,214                 29.9%
2 Persons                                                  5,670                 32.5%
3 Persons                                                  2,847                 16.3%
4 Persons                                                  2,146                 12.3%
5 or more Persons                                          1,561                  8.9%
Single Parent Families                                     1,442                 12.9%

INCOME (1989)
-------------
Households                                                     17,376
Less than $5,000                                                1,097
$ 5,000 to $ 9,999                                              2,201
$10,000 to $14,999                                              1,266
$15,000 to $24,999                                              2,602
$25,000 to $34,999                                              2,715
$35,000 to $49,999                                              3,088
$50,000 to $74,999                                              2,896
$75,000 to $99,999                                                973
More than $100,000                                                538
median household income                                       $30,659

Below poverty level (individuals) 4,929 (11.6%)

 POLITICAL AFFILIATIONS
 ----------------------
 Democrat                                                       14,262
 Republican                                                      1,690
 Other                                                               6
 Unenrolled                                                      7,771
                                                                 -----
 TOTAL                                                          23,729

                                    WORKFORCE

                                                                 #             %
                                                               ------       ------
Persons 16 and over                                            35,764
Persons in labor force                                         22,165         62.0%

OCCUPATIONS

Employed persons 16 years
and over (1990)                                                20,393
Executive, administrative
and managerial                                                  2,514         12.3%
Professional                                                    2,003          9.8%
Technicians                                                       699          3.4%
Sales                                                           2,474         12.1%
Administrative/Clerical                                         4,830         23.7%
Service                                                         2,473         12.1%
Precision production, craft
and repair                                                      2,203         10.8%
Machine operators, assemblers
and inspectors                                                    993          4.9%
Transportation/moving                                             844          4.1%
Other                                                              20          4.0%

INDUSTRY

Construction                                                    1,219          6.0%
Manufacturing                                                   2,303         11.3%
Transportation                                                  1,912          9.4%
Retail Trade                                                    3,770         18.5%
Finance, insurance and
real estate                                                     2,330         11.4%
Business & repair services                                      1,291          6.3%
Health Services                                                 1,578          7.7%
Other professional and
related services                                                1,344          6.6%
Public administration                                           1,284          6.3%
Educational services                                              986          4.8%
Other                                                           1,616          7.9%


CLASS OF WORKER
---------------
Private wage & salary                                          16,656       81.7%
Government                                                      2,859       14.0%
Self-employed                                                     941        4.6%

                            [REAL ESTATE TAX SUMMARY]

                           LAND SALE ADJUSTMENT CHART

Average $418.458


                     Sale No 1           Sale No 2           Sale No. 3
                        101                  80                 204               Sale No. 4
                     Amer. Leg.           Rail Rd             Maple St.           Route 3A
                       Revere    % Adj    Revere     % Adj     Chelsea   % Adj     Quincy     % Adj
                     ----------  ------  ----------  ------  ----------  ------  -----------  ------
Sale Price           $1,900,000          $2,300,000          $1,200,000          $ 3,500,000
Sale Date            04/27/1999          04/29/1999          07/16/1999           06/28/1999
Rights Conveyed      Leased Fee          Fee Simple          Fee Simple           Fee Simple
Adjustment
Adjusted Price       $1,900,000          $2,300,000          $1,200,000          $ 3,500,000
Terms of Sale (fin)      Normal              Normal             Normal                Normal
Adjustment           $        0          $        0    0.00% $        0    0.00% $         0    0.00%
Adjusted Price       $1,900,000          $2,300,000          $1,200,000          $ 3,500,000
Conditions of Sale       Normal              Normal              Normal               Normal
Adjustment           $        0    0.00% $        0    0.00% $        0    0.00% $   700,000   20.00%
Adjusted Price       $1,900,000          $2,300,000          $1,200,000          $ 4,200,000
Market Conditions      inferior            inferior            Inferior                Equal
Adjustment           $  190,000   10.00%   $230,000   10.00% $  120,000   10.00% $         0    0.00%
Adjusted Sale Price  $ 2,090,00          $2,530,000          $1,320,000          $ 4,200,000
Location                  Equal               Equal               Equal             Superior
Adjustment           $        0     000% $        0    0.00% $        0    0.00%   ($630,000) -15.00%
Topography                Equal               Equal               Equal                Equal
Adjustment           $        0          $        0    0.00% $        0    0.00% $         0    0.00%
Land Size              Superior            Superior            Superior             Superior
Adjustment            ($836.000) -40 00%  ($885,500) -35.00%  ($594,000) -45.00% ($1,050,000) -25.00%
Shape                     Equal               Equal               Equal                Equal
Adjustment           $        0    0.00% $        0    0.00% $        0    0.00%           0%   0.00%
Other                     Equal               Equal               Equal                Equal
Adjustment           $        0    0.00% $        0    0.00% $        0    0.00% $         0    0.00%
Adjusted Price       $1,254,000          $1,644,500          $  726,000          $ 2,520,000
Land Area                 2.866               4.012               1.705                6.314
PRICE PER ACRE       $  437,544          $  409,895          $  425,806          $   399,113
For                                                                                ($980,000)
reconciliation
purposes:
Total net adj.        ($646,000)          ($655,500)          ($474,000)
Total net adj. as         -34.0%              -28.5%              -39.5%               -28.0%
% of sale price



                     Sale No. 5            Sale No. 6           Sale No. 8          Sale No. 10
                      Route 16             Route 114           90 Pleasant            Griffin
                      Chelsea     % Adjj    Danvers    % Adj     Methuen    % Adj     Chelsea    % Adj
                     -----------  ------  -----------  ------  -----------  ------  -----------  ------
Sale Price           $  5 725000          $ 9,949,000          $ 6,000,000          $ 5,584,000
Sale Date             05/16/2000           02/10/2000           09/05/2000           03/24/2000
Rights Conveyed       Fee Simple           Fee Simple           Fee Simple           Fee Simple
Adjustment
Adjusted Price       $ 5,725,000          $ 9,949,000          $ 6,000,000          $ 5,584,000
Terms of Sale (fin)       Normal               Normal               Normal               Normal
Adjustment           $         0    0.00% $         0    0.00% $         0    0.00% $         0    0.00%
Adjusted Price       $ 5,725,000          $ 9,949,000          $ 6,000,000          $ 5,584,000
Conditions of Sale        Normal               Normal               Normal               Normal
Adjustment           $         0    0.00% $         0    0.00% $         0    0.00% $         0    0.00%
Adjusted Price       $ 5,725,000          $ 9,949,000          $ 6,000,000          $ 5,584,000
Market Conditions       Inferior             Inferior             Inferior             Inferior
Adjustment           $   286,250    5.00% $   497,450    5.00% $   300,000    5.00% $   279,200    5.00%
Adjusted Sale Price  $ 6,011,250          $10,446,450          $ 6,300,000          $ 5,863,200
Location                Superior             Superior             Inferior             Inferior
Adjustment           ($1,202,250) -20 00% ($1,044,645) -10.00% $   630,000   10.00% $ 1,465,800   25.00%
Topography                 Equal             Inferior                Equal                Equal
Adjustment           $         0    0.00% $ 1,566,968   15.00% $         0    0.00% $         0    0.00%
Land Size               Superior                Equal             Superior             Superior
Adjustment           ($1,502.813) -25.00% $         0    0.00%   ($945,000) -15.00%   ($879,480) -15.00%
Shape                      Equal                Equal                Equal                Equal
Adjustment           $         0    0.00% $         0    0.00% $         0    0.00% $         0    0.00%
Other                      Equal             Superior                Equal                Equal
Adjustment           $         0    0.00% ($2,089,290) -20.00% $         0    0.00% $         0    0.00%
Adjusted Price       $ 3,306,188          $ 8,879,483          $ 5,985,000          $ 6,449,520
Land Area                  6.900               24.440               15,292               14.610
PRICE PER ACRE       $   479,158          $   363,318          $   391,381          $   441,446
For                  ($2,418,813)         ($1,069 518)            ($15,000)         $   865,520
reconciliation
purposes:
Total net adj.
Total net adj. as          -42.3%               -10.8%                -0.3%             15.5%
% of sale price

AVERAGE: $418,458

CURRICULUM VITAE

ALEXANDER R. HOLLIDAY, 111, MAI

Alexander R. Holliday is Vice President and Senior Appraiser at R. M. Bradley & Co., Inc., Boston, Massachusetts in the Valuation and Consulting Services Division. Bradley is a century-old, full service, real estate firm. The company provides commercial and residential brokerage, property management, valuation and consulting services to a variety of local and national clients.

Mr. Holliday has been involved in the commercial real estate industry since 1984. He received his undergraduate degree from Lawrence University and MBA from Boston University. He has a variety of experience in the evaluation of complex commercial properties in conjunction with financing, acquisition, sales, property tax disputes, eminent domain, and estate and federal tax matters. In addition, he has extensive experience in lease arbitration, negotiations, market analysis, financial feasibility, and real estate consulting.

He holds the MAI designation of the Appraisal Institute and has served in various volunteer capacities within the Greater Boston Chapter. He has written several articles pertaining to commercial real estate in the BANKER AND TRADESMAN. Mr. Holliday has extensive civic involvement, including chairing a Mayoral appointed advisory committee for rezoning a section of Boston.

Specific appraisal and consulting assignments include:

SAUNDERS REAL ESTATE                        Valuation for special master arbitration multi-property
PORTFOLIO, BOSTON                           holdings including 350,000 sq. ft. office/retail
                                            complex, 110 unit investment grade apartment
                                            complex, and historic exhibition hall

JFK BUILDING, BOSTON                        Valuation of 800,000 sq. ft. office building

LINCOLN PLAZA, WORCESTER                    Valuation and reuse analysis of 400,000 sq. ft.
                                            shopping center

BEACON/ALLSTON RAIL YARD                    50+ acre rail yard owned by Conrail-counseling and
BOSTON                                      tax appellate work

DOWNTOWN BOSTON OFFICE                      Lease determination for 1.5 million sq. ft. of various
FAIR MARKET RENTAL ANALYSIS                 federal government spaces ranging from Class A
                                            towers to Class B buildings

HOPEDALE INDUSTRIAL PARK                    Valuation of 20-building industrial park
HOPEDALE

PAGE 2
CURRICULUM VITAE
ALEXANDER R. HOLLIDAY, III, MAI

SOUTH STATION, BOSTON                       Valuation of various surface, air rights, and
                                            subsurface easements for eminent domain purposes

HOWARD STREET BRIDGE                        Valuation of seven different commercial and
PROJECT, BROCKTON                           residential properties with surface and subsurface
                                            easements for eminent domain

RUSSIA WHARF                                320,000 sq. ft. historic office/retail building valued for eminent domain purposes

GLOUCESTER FISH PIER                        Valuation and counseling for renovated fish pier with
GLOUCESTER                                  three development sites


REAL ESTATE MATTERS EVALUATED

Fee Simple Rights
Leased Fee Rights
Leasehold Rights
Ground Leases
Permanent Easements
Temporary Easements
Development Rights
Fair Market Right
Investment Value
Value in Use
Limited Partnership and Partial Interest Discounts

PARTIAL LIST OF CLIENTS SERVED

Banking
Century Bank
BankBoston
Boston Private Bank
State Street Bank
Fleet Bank
Cambridgeport Bank
Cambridge Savings Bank
Citizens Bank
USTrust
Springfield Institution for Savings
National Westminster Bank

PAGE 3
CURRICULUM VITAE
ALEXANDER R. HOLLIDAY, III, MAI

PARTIAL LIST OF CLIENTS SERVED (CONTINUED)

Government
Massachusetts Bay Transportation Authority
Massachusetts Highway Department
Massachusetts Department of Capital Planning & Operations
General Services Administration
FDIC
Boston Redevelopment Authority
Massachusetts Land Bank


Private
Boston University
Consolidated Rail Corporation
Northeastern University
Boston College
Massachusetts Mutual Life Insurance Co.
Modern Continental
MBL Life Insurance Co.
Hale & Dorr
Lutheran Brotherhood/Investment Division
Gadsby & Hannah
ING Investment Management
Rackemann, Sawyer & Brewster
Saunders Real Estate Corporation
Ropes & Gray
Uehlein, Nason & Wall